SEC FILE NUMBER	001-36558

CUSIP NUMBER	892231 101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Townsquare Media, Inc.
Full Name of Registrant

N/A
Former Name if Applicable
One Manhattanville Road, Suite 202
Address of Principal Executive Office (Street and Number)
Purchase, NY 10577
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Townsquare Media, Inc. (the “Company”) is unable to file its annual report on Form 10-K for the period ended December 31, 2019 (the “Annual Report”) with the Securities and Exchange Commission (the “SEC”) within the prescribed time period due to a delay in the completion of its financial statements.

The Company’s status as an emerging growth company ended on December 31, 2019, and as a result, the Company is required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act at December 31, 2019.  The principal reasons for the delay in completing our year-end closing and financial reporting process are due to: (i) delays in completing the assessment of the effectiveness of our internal control over financial reporting, and (ii) completion of its annual assessment of the impairment of its goodwill and indefinite-lived intangible assets and the audit procedures related thereto, respectively. As such, the Company is unable to file its Annual Report on Form 10-K within the prescribed time period, which delay could not be eliminated by the Company without unreasonable effort and expense.

The Company is working diligently along with its external auditor to complete its audit and expects to file its 2019 Annual Report on Form 10-K within the grace period prescribed by Rule 12b-25 under the Exchange Act.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stuart Rosenstein	203	861-0900
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The foregoing statements are based on our current expectations as of the date of this filing and involve a number of risks and uncertainties which may cause actual results to differ, as discussed further below.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Form 12b-25 contains a number of forward-looking statements. All statements, other than statements of historical facts, included in this filing that address activities, events or developments that the Company expects, believes, targets or anticipates will or may occur in the future are forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Form 10-K and the results of the ongoing review. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-K within the fifteen-day extension permitted by the rules of the SEC, and the possibility that the ongoing review may identify errors or control deficiencies in the Company's accounting practices. We disclaim and do not undertake any obligation to update or revise any forward-looking statement herein.

Townsquare Media, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2020	By	/s/ Stuart Rosenstein
Stuart Rosenstein Executive Vice President and Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).